Seagate Technology plc

10200 S. De Anza Blvd.

Cupertino, CA 95014

Patrick J. O’Malley
Executive Vice President and Chief Financial Officer
Telephone: 408-658-1350
Fax: 408-658-1772
Email: Pat.J.O’Malley@seagate.com

December 12, 2012

Mr. Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:              Seagate Technology plc

Form 10-K for the fiscal year ended June 29, 2012

Filed August 8, 2012

File No. 001-31560

Dear Mr. Krikorian:

Seagate Technology plc (“Seagate” or the “Company”) hereby submits for filing by direct electronic transmission, the responses set forth below to the comment letter dated November 9, 2012 from the Staff regarding the filing listed above. To assist your review, we have included the text of the Staff’s comments below in bold italicized type.

Form 10-K for the Fiscal Year Ended June 29, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal Year 2012 Compared to Fiscal Year 2011, page 49

1.              Although your fiscal year 2012 results of operations include the Samsung hard disk drive business acquired in December 2011, it is unclear from your disclosure what portion of the revenue increase relates to the Samsung acquisition and what portion is a result of your organic growth. For example, you indicate that the $4 billion increase in revenues is due primarily to a 22% increase in your average selling price and a 13% increase in units shipped. Please tell us what consideration you gave to disclosing how much of this increase resulted from the Samsung acquisition as compared to your organic growth or stronger pricing.

Response:

In our disclosures, we considered all of the factors that led to the increase in revenue in fiscal year 2012 as compared to fiscal year 2011.  The primary reason for the increase in our revenues was the demand and supply imbalance experienced in the industry due to the industry-wide supply chain constraints that resulted from the flooding in Thailand in October 2011, which we disclosed in our Management’s Discussion and Analysis on page 49 of our Form 10-K.

We recognize that a portion of our revenue increase during the year related to our acquisition of the Samsung hard disk drive business which accounted for a portion of the increase in our units shipped. We disclosed within our Consolidated Financial statements in Part II, Item 8 on page 76 of our Form 10-K, the revenue specifically identifiable to the Samsung HDD business since the date of acquisition of $970 million, which represented less than 7% of Seagate’s total revenue.  The sales related to Samsung have similar characteristics to the rest of our business, and we believe that further discussion is not significant to an overall understanding of our business.  The primary reason for our increase in revenue, which accounted for over 75% of the total increase, was the impact of the flooding in Thailand and, accordingly, we focused our disclosure on such impact.

2.              We note your discussion of changes in product development expense and marketing and administrative expense identifies that these expenses increased primarily due to variable performance-based compensation and the integration of the HDD business acquired from Samsung; however, these factors are not quantified. Please tell us what consideration you gave to quantifying the amount that each source contributed to the increase in these expenses. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response:

We considered Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-6835 in connection with determining whether we had a sufficient level of specificity related to our disclosures pertaining to year over year changes in our operating expenses.  Our consideration of the disclosure of the level of impact from these changes was based upon the materiality of the changes in question and the relevance of these changes in understanding our results of operations.  Specifically, we note that Item 303(a)(3)(i) of Regulation S-K requires a registrant to describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected.  The quantification of our disclosure of changes in product development expense and marketing and administrative expense is as follows:

	Product development	Marketing and administrative
	(in millions)	(in millions)
Changes in operating expense:
Variable performance —based compensation	$76	$52
Integration of the HDD business acquired from Samsung	45	29
Other, net	10	2
Total change in operating expense	$131	$83
Total change in operating expense as a % of increase in Income from operations	5.7%	3.6%

We believe that our narrative disclosure of the trends in the business identified the principal causes for the increase in our Product development and Marketing and administrative expenses in fiscal year 2012 and was adequate for a reader to understand the nature of the changes that occurred.  Similarly, we believe that quantification of the subcomponents of these items would not be material with regard to expectations for the future results of our business.  In future filings, we will continue to consider quantification of the primary components of changes in our results of operations to the extent material.

Liquidity and Capital Resources, page 54

3.              We note the disclosure on page 86 regarding the undistributed earnings of non-Irish subsidiaries considered indefinitely reinvested outside of Ireland. Tell us how you considered disclosing the amount of cash and cash equivalents that are currently held outside of Ireland and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response:

In response to the Staff’s comment, we respectfully note that we have disclosed that the undistributed earnings of our non-Irish subsidiaries will be indefinitely reinvested outside of Ireland as described on page 86. In preparing our disclosure regarding liquidity, we considered Item 303(a)(1) of Regulation S-K, which provides that a company should “identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonable likely to result in the registrant’s liquidity increasing or decreasing in any material way.”  We are able to fund Irish cash needs without repatriation of the undistributed earnings of non-Irish subsidiaries as taxable dividends. There are no known trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in imposition of tax.

However, in order to provide additional information to investors, in future annual filings, we intend to include in the liquidity section of our MD&A a disclosure similar to the following:

“It is our intent to indefinitely reinvest earnings of non-Irish subsidiaries outside of Ireland and our current plans do not demonstrate a need to repatriate such earnings into Ireland as a dividend.  Should funds be needed in the Irish parent company and should we be unable to fund parent company activities through means other than a taxable Irish dividend, we would be required to accrue and pay Irish taxes on such dividend.”

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, Sales Returns and Allowances, and Sales Incentives page 69

4.             We note your disclosure on page 67 indicates that you provide storage services for small-to-medium-sized businesses, including online backup, data protection and recovery solutions. Please tell us how your revenue recognition policy addresses how revenue is recognized for these services. To the extent that service revenue is material, tell us how you considered Rule 5-03 of Regulation S-X with regards to your income statement presentation.

Response:

As disclosed on page 67, our revenue recognition policy complies with the Accounting Standards Codification (“ASC”) Topic 605.  Revenues related to our storage services are typically recognized as the services are provided, which generally is ratably over the term of the applicable arrangement.    The Securities and Exchange Commission Staff Accounting Bulletin Topic 13.B states that the accounting policy for each material type of revenue transaction should be disclosed.  Our revenues related to services have historically not been material, representing less than 1% of our consolidated revenue including all periods included in the Form 10-K.  We will continue to monitor our revenues from services, and to the extent this revenue stream grows to become material, we will adapt our disclosures in accordance with Rule 5-03 of Regulation S-X, and other disclosure requirements, as necessary.

Certain Relationships and Related Transactions, page 61 [Incorporated by Reference from Definitive Proxy Statement Filed on September 11, 2012]

5.              We note that you have several related party agreements with your principal shareholder Samsung Electronics Co. Ltd. Please describe these transactions and/or agreements in more detail, including your supply agreement to supply Samsung hard disk drives, your agreement to purchase semiconductors from Samsung, “ongoing relationships and transactions,” “various ancillary agreements,” the trademark license agreement, and your construction agreement to build a Seagate design center. Your disclosure should describe the substance of these agreements and transactions, the duration of these agreements, and the total dollar value of the amounts involved. See Item 404(a) of Regulation S-K for further guidance.

Response:

The Company has various agreements and commercial arrangements with Samsung Electronics Co. Ltd. (“Samsung”; references to “Samsung” hereafter include Samsung affiliates), which are described in the Company’s Definitive Proxy Statement Filed on September 11, 2012 (“Proxy”) and in further detail below.

Samsung became a “related person” by virtue of its acquisition of beneficial ownership of more than 5% of the Company’s outstanding ordinary shares upon completion of the Company’s acquisition of Samsung’s hard disk drive business on December 19, 2011 (the “Acquisition”).

As originally disclosed in the Proxy and in further detail below, the Company entered into a number of agreements with Samsung in connection with the Asset Purchase Agreement (“APA”) filed as an exhibit to Seagate’s Annual Report on Form 10-K for fiscal year 2011.  The Company believes that its disclosure in the Proxy contains all information regarding the Acquisition that is material to investors in accordance with Item 404(a) of Regulation S-K. In connection with the Acquisition, the Company also entered into various ancillary and related agreements. While the Company disclosed the existence of these ancillary and related agreements in the Proxy in order to assist investors in understanding the general nature and extent of its commercial relationships with Samsung, the Company believes that, given of the size of Samsung’s business, and for the additional reasons noted below, Samsung’s interest in such ancillary and related agreements is not material to investors.  The ancillary and related agreements include the following:

i)                                        IP agreement

The parties entered into an intellectual property agreement in relation to certain intellectual property sold and licensed under the terms of the APA, under which each party agreed to provide the other a perpetual, royalty-free license to use certain technology and intellectual property rights under the terms of the APA. This agreement was filed as an exhibit to Seagate’s Annual Report on Form 10-K for fiscal year 2011.

ii)                                    Trademark license agreement

The parties entered into a trademark license agreement pursuant to which Seagate agreed to pay royalties to Samsung to use certain Samsung trademarks for so long as Seagate is required to sell Samsung branded products in compliance with the approval restrictions issued by the Ministry of Commerce of the People’s Republic of China in connection with the Acquisition. The Company accrued $2 million in fiscal year 2012 associated with the trademark license agreement.

iii)                                Hard disk drive supply agreement

The Company agreed to supply disk drives to Samsung for its personal computer, notebook, consumer electronics and other businesses for a three year term, on terms and conditions that may be available to Seagate’s largest customers (the “HDD Agreement”).

iv)                                  NAND flash memory supply agreement

Samsung agreed to supply Seagate with specified flash memory products for a period of five years on terms that may be available to Samsung’s largest customers (the “NAND Agreement”).

v)                                      Warranty agreement

The Company and Samsung entered into an agreement under which the Company agreed to assume specified product warranty liabilities and discharge Samsung of specified product warranty obligations incurred prior to closing of the Acquisition.

vi)                                  Various ancillary agreements

The Company and Samsung entered into a range of implementing agreements (the “Ancillary Agreements”) that address many of the operational and legal issues that typically arise in acquisitions of technology businesses structured as an asset purchase.  These agreements covered such matters as information technology support services, employee computer equipment purchases, and intellectual property cross-licensing arrangements, including the following:

(i)                                    transition services agreements pursuant to which Samsung agreed to provide certain pre- and post-closing services and personnel to Seagate for approximately one year following the closing of the Acquisition, including sales and marketing services, research and development and information technology services and support, customer advocacy support, as well as certain administrative services in order to facilitate the integration of the Samsung HDD business into the Company’s operations; and

(ii)                                 an amended cross-license agreement pursuant to which Seagate and Samsung granted each other royalty-free licenses in relation to certain patents relating to the products which the parties purchase from one another on an ongoing basis. This agreement was filed as an exhibit to Seagate’s Annual Report on Form 10-K for fiscal year 2011.

The agreements noted above were negotiated at arm’s-length and were entered into in connection with or in contemplation of the APA. As such, these agreements were accounted for as part of the consideration exchanged in order for Seagate to acquire the Samsung HDD business. Any value attributable to the agreements noted above were recorded at fair-value in accordance with ASC 805, Business Combinations as disclosed in Footnote 3 in our Form 10-K on page 75. In addition, in fiscal year 2012, the Company incurred $54 million in expenses associated with the integration of the Acquisition, which included all expenses attributable to the agreements noted above.

Other Agreements with Samsung

Joint Development Agreement

The parties had entered into a Flash Media Engine Integrated Circuit Joint Development and License agreement (“Joint Development Agreement”) on July 19, 2010 for a term of five years, which arrangement was negotiated at arm’s length and pre-dated the Acquisition. The purpose of the agreement was to jointly develop a flash media engine integrated circuit (“FME integrated circuit”) for use in enterprise solid state drive (“SSD”) products.  The Company will purchase all of its requirements for FME integrated circuits developed under the Joint Development Agreement from Samsung pursuant to the NAND Agreement referenced above.

Construction Contract

As disclosed in the Proxy, effective January 2012, the Company and Samsung Everland Inc., a Samsung subsidiary, entered into a contract for the construction of a new Seagate design center in Korea (the “Construction Contract”), with a construction commencement date of February 2012, pursuant to which Seagate paid Samsung approximately $7 million in fiscal year 2012. The estimated total amount to be paid by Seagate to Samsung over the duration of the Construction Contract is $53 million. Construction is expected to be completed and all payments made by March, 2013.

Ongoing relationships and transactions

Prior to the Acquisition and in the due course of business thereafter, Seagate and Samsung entered into a number of ongoing transactions pursuant to which each party may purchase products and provide services to the other. These agreements were entered into in the normal course of business and under terms representative of other non-related vendors from whom we purchase or to whom we sell products and services. As disclosed in the Proxy, in fiscal year 2012, Seagate recorded revenues of $407 million for the sale of hard disk drives to Samsung pursuant to the HDD Agreement entered into in conjunction with the Acquisition, as well as other sales arrangements entered into as part of our ongoing relationship with Samsung. During fiscal year 2012, Seagate also made payments of approximately $96 million for the purchase of NAND flash and other memory products under the terms of the NAND Agreement and other solid state memory supply agreements with Samsung.

Analysis of Applicable Disclosure Obligations

Item 404(a) of Regulation S-K requires disclosure thereunder with respect to transactions, since the beginning of the registrant’s last fiscal year, or any currently proposed transaction, in which the registrant was or is to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest. In the context of Item 404(a), the materiality of any interest is to be determined on the basis of the significance of the information to investors in light of all the circumstances of the particular case, the importance of the interest to the person having the interest, the relationship of the parties to the transaction with each other and the amount involved in the transactions are among the factors to be considered in determining the significance of the information to investors. See Part V.A.1. of SEC Release Nos. 33—8732A, 34—54302A, Executive Compensation and Related Person Disclosure, 71 Fed. Reg. 53158, 53198 (Sept. 8, 2006) (commentary in connection with adoption of current form of Item 404).

For the year ended December 31, 2011, Samsung generated $143.1 billion in revenue, net profits of $11.6 billion and ended the year with total assets of $134.9 billion. As described in Footnote 17 of our Form 10-K on page 111, in fiscal year 2012, the Company recorded revenue of $407 million from sales to Samsung and made payments to Samsung of $102 million related to purchases of components and services. The Company had accounts payable to Samsung of $25 million and accounts receivable from Samsung of $64 million at June 29, 2012. Seagate revenues from sales to Samsung accounted for approximately 0.3% of Samsung’s total assets and less than 3% of Seagate’s revenue. Seagate’s purchases of components and services from Samsung accounted for less than 0.1% of Samsung’s revenue and approximately 1% of Seagate’s total assets.

In light of the factors outlined above, including the size of Samsung’s overall business in relation to the size of its transactions with Seagate, and the circumstances under which the various agreements in question were negotiated, the Company respectfully submits that all material information relating to the Acquisition and any other ongoing relationships between the parties has been adequately disclosed in the Company’s public filings in accordance with the requirements of Item 404(a). The Company further acknowledges the Staff’s comment and will continue to evaluate its transactions with Samsung in light of the requirements of Item 404(a) and all other relevant factors. If, in connection with a future proxy statement or report on Form 10-K, the amounts involved or other features of the Company’s transactions with Samsung are such that any of the ongoing commercial arrangements (or any future transaction) becomes material, the Company intends to disclose the information required by Item 404(a) with respect to such arrangement or transaction.

In connection with the foregoing response, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments regarding this letter, please contact Patrick J. O’Malley, Executive Vice President and Chief Financial Officer, at 408-658-1350 or Kenneth M. Massaroni, Executive Vice President, General Counsel, Chief Administrative Officer and Company Secretary, at 408-658-1280.

Sincerely,

/s/ PATRICK J. O’MALLEY

Patrick J. O’Malley
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

cc:	Stephen J. Luczo
Chairman, President and Chief Executive Officer

cc:	Kenneth M. Massaroni
Executive Vice President, General Counsel, Chief Administrative Officer and Company Secretary

cc:	David H. Morton
Vice President, Finance, Treasurer and Principal Accounting Officer